

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2019

Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **Sears Hometown and Outlet Stores, Inc.**
> **Schedule 13E-3 filed by Sears Hometown and Outlet Stores, Inc., Transform Holdco LLC, Transform Merger Corporation, ESL Partners, L.P., ESL Investments, Inc., Edward S. Lampert, and RBS Partners, L.P.**
> **Filed July 26, 2019**
> **File No. 005-86980**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 26, 2019**
> **File No. 001-35641**

Dear Mr. O'Reilly:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Preliminary Information Statement on Schedule 14C

Record Dates, page 5

1. Notwithstanding that such language is essentially lifted from the Delaware statute, please clarify the meaning of the phrase "the day next preceding the date" so that it is understandable to shareholders. Please do the same on page 65.

Sale of the Outlet Segment, page 7

2.   Please describe, in reasonable detail, here and elsewhere as appropriate, the efforts that have been made to negotiate an Outlet Sale. We note that August 24 marks the Outlet Sale End Date, unless extended.

Background of the Transaction, page 17

3.   We note the disclosure on pages 28, 29, and 31 regarding the Special Committee's consideration of pursuing a legal challenge to the ESL Action and the enforceability of the ESL Bylaw Amendment. In light of the materially detrimental impact that the ESL Bylaw Amendment had on the Special Committee's ability to negotiate a favorable outcome for unaffiliated stockholders, please provide more detail on the discussions and analysis that went into not pursuing legal action.

4.   We note the disclosure at the bottom of page 31 that refers to Mr. Lampert's "expressed interest in Transform pursuing a potential Outlet Go Shop Transaction." Please advise whether the interest involved Transform pursuing such a transaction or whether it involved the Company pursuing such a transaction.

5.   The Transform Matching Ceiling is defined on page 33 and negotiations with respect to it are discussed on pages 33-35. The descriptions of the negotiations that took place over the final days leading up to execution of the Merger Agreement do not, however, mention the Transform Matching Ceiling, yet it appears that the Merger Agreement includes the concept. Please revise the disclosure in this section to explain the final negotiation of the Transform Matching Ceiling, noting any evolution in its terms from its last mention on page 35 to the form it took in the signed Merger Agreement. Please do the same for the Outlet Sale Minimum Proceeds Amount, the Outlet Marketing Period, and the Outlet Closing Period.

6.   On page 37, please elaborate on PJ Solomon's financial analysis and/or provide a cross-reference to the "Opinion of PJ Solomon" section that appears later.

7.   Given the fact that the Special Committee consisted of only one individual, please remove the word "unanimously" when referring to its decision-making (notwithstanding the fact that the Merger Agreement uses such term). Please do the same on pages 58 and 60.

Recommendation of the Special Committee and Reasons for Recommendation, page 37

8.   We note the disclosure on pages 38-41 that briefly mentions the Special Committee's analysis of a potential Outlet Sale as being a positive factor, and the risk of an Outlet Sale not occurring as being a negative factor. Please expand this disclosure to describe what consideration the Special Committee gave to the possibility that certain terms of the Merger Agreement – including, for example, the matching rights given to Transform and

the various timing and other requirements imposed by the Merger Agreement on the Outlet Sale Process – would significantly deter any potential third party buyer from negotiating a purchase of the Outlet Segment.

Opinion of PJ Solomon, page 43

9.   Please revise to disclose the data underlying the results described in each of the three principal analyses to show how that information resulted in the values disclosed. In particular, please revise the summaries to include more data from pages 12 and 15 of the presentation filed as Exhibit (c)(14) so that the calculations are apparent.

Please contact me at (202) 551-8094 if you have any questions regarding our comments.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions